UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11–K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number        001-14423        [Plexus Corp.]

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN
(formerly known as PLEXUS CORP. 401(k) SAVINGS PLAN)

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54956

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Plexus Corp.
401(k) Retirement Plan
Index to Financial Statements

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Plexus Corp. 401(k) Retirement Plan
Neenah, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wipfli LLP

June 12, 2013
Green Bay, Wisconsin

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value (See Notes 3 and 4)	$194,094,542	$168,399,800

Receivables:
Employer's contribution	114,244	118,835
Participants' contributions	32,323	31,241
Notes receivable from participants	5,428,998	4,734,863
Total receivables	5,575,565	4,884,939

Net assets reflecting investments at fair value	199,670,107	173,284,739

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(468,503)	(411,006)

Net assets available for benefits	$199,201,604	$172,873,733

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$17,489,552
Dividends	3,194,022
Total investment income	20,683,574
Interest income on notes receivable from participants	240,522
Contributions:
Employer's	6,129,953
Participants'	11,211,619
Rollovers	1,185,961
Total contributions	18,527,533
Total additions	39,451,629

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	12,838,392
Administrative expenses	285,366
Total deductions	13,123,758

Net increase	26,327,871

Net assets available for benefits
Beginning of year	172,873,733
End of year	$199,201,604

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

1.	Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”), formerly known as the Plexus Corp. 401(k) Savings Plan, provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus,” the “Company,” or the “Employer”) and affiliated employers, as defined therein. Employees are allowed to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Employee contributions are based on voluntary elections via phone or Internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their annual compensation. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 10% of their annual compensation. Prior to January 1, 2012, unless the new hire/rehire waived enrollment, employees were enrolled with a 3% deferral election, and the deferral election increased 1% each year up to a maximum of 6% of their annual compensation. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”).
The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.
Participant Accounts and Allocations
Participant recordkeeping is performed by The Hartford Financial Services Group, Inc. (“Hartford”). For all investment programs that are mutual funds, Hartford maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund and Wells Fargo Stable Value Fund M are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2012 and 2011 were as follows:

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

	Units		Unit Values
	December 31,		December 31,
	2012	2011	2012	2011
Plexus Unitized Stock Fund	1,672,829	1,926,850	$9.86	$10.53
Wells Fargo Stable Value Fund M	342,443	340,203	47.16	46.45

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.
Vesting and Distributions
Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Participant account balances of less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2.
Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with Hartford, Hartford agrees to reimburse investment fund related revenue received by Hartford relating to the Plan that is in excess of the agreed upon service fee structure.  The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account.  Investment fund related revenue received by Hartford typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments. Plan reimbursement revenue amounted to approximately $182,000 and $120,000 for the years ended December 31, 2012 and 2011, respectively.

2.	Summary of Significant Accounting Policies
Accounting Method
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in the accounting guidance issued by the Financial Accounting Standards Board (FASB), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on net asset value as reported by the fund advisor. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income (Loss) Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians. See Note 4 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in administrative expenses.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.

3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	2012	2011
Vanguard Institutional Index Fund, 199,359 and
192,046 shares, respectively	$26,020,327	$22,093,029
Vanguard Total Bond Market Index Fund, 1,692,573
and 1,189,226 shares, respectively	18,770,631	13,081,740
Columbia Small Cap Growth II Fund, 1,341,432 and
1,403,801 shares, respectively	17,277,648	16,101,599
Plexus Unitized Stock Fund, 1,672,829 and
1,926,850 units, respectively	16,492,089	20,287,994
Wells Fargo Stable Value Fund M*, 342,443 and
340,203 shares, respectively	16,155,314	15,807,925
American EuroPacific Growth Fund, 372,974 and
396,563 shares, respectively	15,373,993	13,943,155
T. Rowe Price Real Estate Fund, 690,073 and
569,664 shares, respectively	14,643,356	10,561,650
T. Rowe Price Equity Income Fund, 517,376 and
504,645 shares, respectively	13,653,554	11,611,892
T. Rowe Price Intl. Growth and Income Fund, 1,024,734
and 866,725 shares, respectively	13,444,506	10,080,012
*Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
During 2012, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $17,489,552, as follows:

Mutual Funds	$17,072,242
Plexus Unitized Stock Fund	183,140
Collective/Common Trust Funds	234,170
$17,489,552

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

4.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The NAV is a quoted price in an active market.
Plexus Unitized Stock Fund: Valued at the closing price on the active market on which the Plexus Corp. common stock is traded, plus the amortized cost of the money market fund portion and the fair value of the cash portion of the Plexus Unitized Stock Fund. Ownership is measured in units of the Fund instead of shares of stock.
Collective/Common Trust Fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table lists the fair values of investments as of December 31, 2012:

	Fair Value Measurements Using Input Levels:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Growth funds	$49,786,477	$—	$—	$49,786,477
Index funds	44,790,958	—	—	44,790,958
Value funds	4,650,982	—	—	4,650,982
Other funds	61,750,219	—	—	61,750,219
Total mutual funds	160,978,636	—	—	160,978,636
Plexus Unitized Stock Fund	16,492,089	—	—	16,492,089
Collective / Common trust funds	—	16,623,817	—	16,623,817
Total investments measured at fair value	$177,470,725	$16,623,817	$—	$194,094,542

The following table lists the fair values of investments as of December 31, 2011:

	Fair Value Measurements Using Input Levels:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Growth funds	$43,770,524	$—	$—	$43,770,524
Index funds	35,174,769	—	—	35,174,769
Value funds	3,902,004	—	—	3,902,004
Other funds	49,045,578	—	—	49,045,578
Total mutual funds	131,892,875	—	—	131,892,875
Plexus Unitized Stock Fund	20,287,994	—	—	20,287,994
Collective / Common trust funds	—	16,218,931	—	16,218,931
Total investments measured at fair value	$152,180,869	$16,218,931	$—	$168,399,800

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

5.	Net Asset Value Per Share
The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2012 and 2011:

December 31, 2012
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable
Value Fund M**	$16,623,817	none	Daily	none	none

December 31, 2011
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value*	Commitment	Frequency	Restrictions	Period
Wells Fargo Stable
Value Fund M**	$16,218,931	none	Daily	none	none

* The fair value of the investment has been estimated using the NAV of the investment.
** Investments are in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the investment fund does not believe that the occurrence of any such market value event, which would limit the investment fund's ability to transact at contract value with participants, is probable.

6.	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2012 and 2011

8.	Related-Party Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees incurred by the Plan for investment management services are included in administrative expenses. The Plan made a direct payment to the third-party administrator of $91,354 which was not covered by revenue sharing. The Plan made a direct payment to the custodian of the Plexus Unitized Stock Fund of $19,429 which was not covered by revenue sharing. The Company pays directly any other fees related to the Plan's operations.
Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule of Assets (Held at End of Year)
December 31, 2012

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value **
	Vanguard Institutional Index Fund	Mutual Fund	$26,020,327
	Vanguard Total Bond Market Index Fund	Mutual Fund	18,770,631
	Columbia Small Cap Growth II Fund	Mutual Fund	17,277,648
*	Plexus Unitized Stock Fund	Common Stock	16,492,089
	Wells Fargo Stable Value Fund M, at contract value	Collective Trust Fund	16,155,314
	American EuroPacific Growth Fund	Mutual Fund	15,373,993
	T. Rowe Price Real Estate Fund	Mutual Fund	14,643,356
	T. Rowe Price Equity Income Fund	Mutual Fund	13,653,554
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	13,444,506
	Lazard Emerging Markets Equity Instl Fund	Mutual Fund	9,737,263
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	7,588,821
	MFS Aggressive Growth Allocation Fund	Mutual Fund	7,021,465
	MFS Conservative Allocation Fund	Mutual Fund	6,300,647
	Columbia Small Cap Value I Fund	Mutual Fund	4,650,982
	MFS Moderate Allocation Fund	Mutual Fund	3,970,893
	MFS Growth Allocation Fund	Mutual Fund	2,524,550
			$193,626,039

*	Participant Loans	Interest rates ranging from 4.25%
		to 9.25%; maturity dates ranging
		from 2013 to 2018	$5,428,998
*	Party-in-interest.
**	Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) RETIREMENT PLAN

Date: June 12, 2013

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior VP, General Counsel, Corporate Compliance Officer & Secretary of Plexus Corp.